INVEST IN **VIN SOCIAL**

Virtual hospitality—helping companies increase revenue and grow relationships



vinsocial.co New York NY

Entertainment | Alcohol | Technology | Female Founder | Social Impact

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. $650K+ generated in revenue since launch in July 2020.
2. We're aiming to double revenue in 2021.
3. CLTV:CAC of 3.4—our primary source of revenue is renewals from current clients.
4. #1 source of new business is from companies who were guests at an event.
5. Each event generates 1.5 referrals on average.
6. Clients include: Salesforce, Cisco, Adweek, Verizon, Univision, and IBM and many more.
7. We are the first-movers in a new, fast growing $77 Billion industry.
8. We are a woman-founded and led company that is committed to supporting and prioritizing diversity.

Our Team



Sara Moll Founder & CEO

Vin Social's fearless leader and Certified Sommelier. Sara has worked in multiple facets of the wine industry from wholesale and retail sales to event production. She created Vin Social with a mission of democratizing access to the wine lifestyle.

> Our industry is antiquated and ripe for digital transformation. The market conditions of 2020 had a massive, negative impact on small batch makers and sommeliers. We're providing a durable opportunity for them to grow their businesses and careers online. We're especially proud of supporting DEI by partnering with minority-led small businesses.



Lily Styles COO at Vin Social

Veteran event producer with a proven track-record in scaling white glove events and production teams for Top 100 brands and startup communities. She blends creative story-telling, hospitality, and the arts with exceptional production acumen.

Our Story



hospitality at scale

Vin Social is a premium virtual hospitality experience delivered as a service for the top brands and tech companies via our unique online programs and platform.

Our clients host Vin Socials to **engage, retain, and convert their most valuable relationships** including prospects, clients, investors and team members.

We deliver an 89% attendance rate, which is vastly higher than the industry average of 65%.

Often, every guest attends!

We Deliver an
89% Attendance Rate
for our Clients' Virtual Events

you may have heard of our clients...













































salesforce · IBM · SITECORE · TANIUM · artemis · CISCO · ADWEEK · TripActions · Ansys · TEALIUM · Stella Connect · World Wide Technology · HashiCorp · onapsis · Kustomer · verizon · TEMPLE UNIVERSITY · HAVAS GROUP · hims & hers · UNIVISION · JWPLAYER · FORTUNE

"Working with Vin Social is like


hitting the Easy Button."
- Pete McMullen, VP at Onapsis


"We had 100% attendance
(that never happens!!)"
- Rustin Coburn, Partner at Jack Spades

Zoom fatigue is the new normal

Despite the best efforts of our clients, there's only so much an internal events team can do to "spice up" a Zoom.

Attendance at these events is often lacking and attendees are often bored.


"I just couldn't get anyone to
attend another Zoom
Happy Hour."
- CRO, Startup

pioneers in a **$77B** industry

Virtual hospitality was ignited in 2020, when the familiar rituals of corporate entertainment - box seats, dinners, events at HQ - were wiped out leaving companies scrambling for solutions to engage and connect with their customers and teams in a remote environment.

Virtual events are projected to account for approximately 28% of the growth in the $1.1 trillion global events industry, **growing from $78 billion (2020) to $774 billion (2030).**


Virtual Event Market Growth
Source: Grand View Research
$800bn
$700bn
$600bn
$500bn



$400bn
$300bn
$200bn
$100bn
$0bn

2016   2020   2030

This chart contains forward-looking projections that cannot be guaranteed

our **expert** advisory board members

Advisors



Julie Sun
Performance Marketing + Growth
Fortune, Nickelodeon, eVote



Jason John
CMO
Martha Stewart, Gilt Groupe,
Publisher's Clearing House



Francis Juliano
CTO/CMO/CIO
Wine.com, Wine Enthusiast,
Guthy Renker



Sam Kassoumeh
Data Technologist / Entrepreneur
Security Scorecard (founder), Gilt Groupe



Roshanna Sabaratnam
eCommerce/Digital Transformation
Sotheby's, J Brand, Gilt Groupe



Cheryl Dixon
Brand Communications and PR
COTY, CHANEL, Pepsi, Grohe

our secret sauce: **delighting** attendees

The magic of DISCOVERY is at the heart of the Vin Social experience.

1   it begins with a **gift**

Attendees receive a beautifully curated box that puts our client's brand at the forefront. Our guests' curiosity is piqued by the elegant presentation, storytelling pieces and two full size bottles from small-batch makers - **hidden gems** they have likely never encountered before.

We've already shipped over **3,000** gift boxes nationwide for our clients.









2 the moment of **arrival**

Viña Echeverria "No es Pituko"
Chardonnay 2019
VIN SOCIAL
No es Pituko!

When attendees join a Vin Social they are greeted by a Sommelier trained in our program.

Our hosts' knowledge goes beyond expertise in wine & spirits, they are also:

- Charismatic on-camera storytellers
- Skilled at inspiring audience interaction
- Able to put others at ease in a virtual environment



3 a stimulating experienced **delivered**

vin social
Auditorium
More About Vin Social
Click here to donate to Feed America!

With the audience "warmed up and wined up," guests participate in a shared experience, enjoy a sense of community, and a lovely evening out (even if they are sitting on their couch!)

Together, they make memories, solidify relationships, and open doors to future business opportunities.


"It was a **magical experience.**"
- Director of Marketing, Fortune Media


"We closed one of our **largest accounts** the day after this event! We feel this event **pushed us over the edge.**"
- Sales, Stella Connect

how to host a **Vin Social**


Grape to Glass - Guest Experience
Watch later
Share
vin social
THE GRAPE TO GLASS EXPERIENCE

innovation in a **highly regulated, antiquated industry**

the grape to glass platform

We are bringing digital transformation to the wine industry, enabling us to deliver a truly unique experience that is incredibly difficult to replicate.

Our unique competency is delivering the right gift for the right client to the right guest at the right time.

guest at the right time.



We are an alternative & innovative online DTC channel for small-batch makers.
Higher margins. Brand amplification. Direct access to customers.
1
Vin Social creates event registration page and Client invites their guests
2
Vin Social provides wines and spirits, expert talent, and virtual event production expertise
3
Vin Social ships products and educational materials to all attendees in advance
4
Attendees join the experience from their computer, tablet or phone
5
Attendees have a collective experience no matter where they are located (US only).
6
Small batch makers form relationships with premium consumers via Vin Social

Behind Vin Social's programming service is a supply chain and technology platform that enables us to leverage the Direct-to-Consumer licenses of domestic small batch wineries & distilleries.

Our industry-insider status has allowed us to identify and build relationships within this highly specialized supply-chain network and navigate the complex regulatory environment around shipping alcohol at the national level.

opportunity for experts who've **lost their audience**

Our Talented Hosts
Laura Brown
American Sign Language interpreter from Nashville, TN and WSET Level 3 Certified Wine Educator.
Laura Sudduth
Opera singer from Sonoma County with 15 years experience in wine & hospitality.
Larissa Dubose
Savvy wine & spirits sales manager from Atlanta, GA and Certified Sommelier.

With up to **300,000 sommeliers and wine educators out of work**, we are building a national, on demand talent network of the very best experts in wine and spirits.

This talent pool is searching for work and looking for digital avenues to monetize their expertise. We provide an opportunity for them to do what they love and deliver it at their best in a safe, remote environment.

Our platform unlocks the gig economy of corporate hospitality, generating significantly higher margins than a comparable in-person event.

an innovative **DTC channel** disrupting eCommerce

Today's industry leaders in eCommerce for wine, spirits, and alcoholic beverages are dressed up versions of Amazon.com. Functional and vast, yet un-curated and uninspiring.

Their business model prioritizes mass volume at the thinnest margin in a race to the bottom on price.

This version of the online shopping experience ignores the powerful consumer desire that we serve - the desire to discover a hidden gem, recommended by a trusted expert, with the story of the maker.

Our attendees are already requesting bottles of their own and we've launched a quarterly subscription service to keep us top of mind for their own events.

"Today's online shopping experience for wine enthusiasts leaves them **confused** among limitless options and **no idea where to start**."
- Francis Juliano, former CTO Wine.com

join us on our mission to **empower** small batch makers

There are **over 10,000 small batch wineries in the US**, and thousands more distilleries & microbreweries.

These are farmers & artisans, not digital marketing or eCommerce experts!

In 2020, they lost their access to their customers just when the eComm industry saw a **72% increase in alcohol buyers online**.

They are our inspiration for founding Vin Social and we're helping them adapt to the times.

These makers are **diverse and committed to organic and sustainable practices**.

And our audience loves to meet them at their Vin Socials!

our passionate makers

    

Nancy Irelan - Red Tail Ridge Winery - Owner/ Winemaker	**Janie Brooks Heuck -** Brooks Winery - Owner/Director	**Courtney Kingston -** Kingston Family Vineyards - Owner/ Proprietor	**Tinashe Nyamudoka -** Kumusha Wines - Owner/ Winemaker	**Natasha Williams -** Bosman Family Estate - Winemaker
1814 bottles	**1348** bottles	**1278** bottles	**88** bottles	**0** bottles
			Launched partnership 2/1/21	Partnership launching 3/1/21

The conversation doesn't end there.

We offer an eCommerce platform for individual wine subscriptions and on-demand purchases so our guests can buy more wine from these makers directly.

The financial impact is profound: our **makers can recapture up to 50% of their margins** by forming this relationship directly with the audience who adores them via Vin Social.





we've built the ultimate digital wine community

As a supporter of Vin Social, your investment will make a significant social impact on the artisanal maker community, ensuring they not only survive, but thrive.

Together, we will:

- Build the future of this industry and in turn preserve the beauty and magic of the artisan ecosystem for future generations to enjoy.

- Put out-of-work sommeliers back to work in an entirely new and exciting career path, from the comfort of their homes.

As an investor and supporter, we welcome you to the Vin Social community and offer you insider access to the best lifestyle on earth - the wine lifestyle.

You're with us now!

